INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

[redacted]

October 28, 2008.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the third quarter 2008 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

TO SEPTIEMBRE 30 OF 2008 AND 2007 **CONSOLIDATED**

RECEIVED

(Mexican Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**36,645,569**	**100**	**28,556,783**	**100**
s02	**CURRENT ASSETS**	**17,878,858**	**49**	**17,974,118**	**63**
s03	CASH AND SHORT-TERM INVESTMENTS	1,211,581	3	6,980,493	24
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	5,117,012	14	3,383,111	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	709,606	2	514,048	2
s06	INVENTORIES	10,630,067	29	7,000,762	25
s07	OTHER CURRENT ASSETS	210,592	1	95,704	0
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**11,563,195**	**32**	**10,079,199**	**35**
s13	LAND AND BUILDINGS	4,949,584	14	4,264,948	15
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	15,051,221	41	11,529,228	40
s15	OTHER EQUIPMENT	315,251	1	196,757	1
s16	ACCUMULATED DEPRECIATION	9,190,249	25	6,240,953	22
s17	CONSTRUCTION IN PROGRESS	437,388	1	329,219	1
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,106,057**	**19**	**410,607**	**1**
s19	**OTHER ASSETS**	**97,459**	**0**	**92,859**	**0**
s20	**TOTAL LIABILITIES**	**12,122,595**	**100**	**7,317,213**	**100**
s21	**CURRENT LIABILITIES**	**7,170,908**	**59**	**3,874,096**	**53**
s22	SUPPLIERS	4,752,059	39	2,766,413	38
s23	BANK LOANS	555,783	5	0	0
s24	STOCK MARKET LOANS	3,226	0	3,344	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	405,083	3	69,779	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,454,757	12	1,034,560	14
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**81,937**	**1**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**4,869,750**	**40**	**3,443,117**	**47**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**24,522,974**	**100**	**21,239,570**	**100**
s34	**MINORITY INTEREST**	**4,170,233**	**17**	**3,588,262**	**17**
s35	**MAJORITY INTEREST**	**20,352,741**	**83**	**17,651,308**	**83**
s36	**CONTRIBUTED CAPITAL**	**7,766,993**	**32**	**7,766,993**	**37**
s79	CAPITAL STOCK	6,637,027	27	6,637,027	31
s39	PREMIUM ON ISSUANCE OF SHARES	1,129,966	5	1,129,966	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**12,585,748**	**51**	**9,884,315**	**47**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	13,665,648	56	10,313,960	49
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-1,069,400	-4	-422,491	-2
s80	SHARES REPURCHASED	-10,500	0	-7,154	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: 03 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**1,211,581**	**100**	**6,980,493**	**100**
s46	CASH	483,781	40	362,123	5
s47	SHORT-TERM INVESTMENTS	727,800	60	6,618,370	95
s07	**OTHER CURRENT ASSETS**	**210,592**	**100**	**95,704**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	210,592	100	95,704	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,106,057**	**100**	**410,607**	**100**
s48	DEFERRED EXPENSES (NET)	275,915	4	312,540	76
s49	GOODWILL	6,767,670	95	40,068	10
s51	OTHER	62,472	1	57,999	14
s19	**OTHER ASSETS**	**97,459**	**100**	**92,859**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	97,459	100	92,859	100
s21	**CURRENT LIABILITIES**	**7,170,908**	**100**	**3,874,096**	**100**
s52	FOREIGN CURRENCY LIABILITIES	4,737,479	66	2,483,894	64
s53	MEXICAN PESOS LIABILITIES	2,433,429	34	1,390,202	36
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**1,454,757**	**100**	**1,034,560**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	112,601	8	0	0
s89	INTEREST LIABILITIES	4,107	0	3,955	0
s68	PROVISIONS	0	0	246,854	24
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,338,049	92	783,751	76
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**81,937**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	81,937	100	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**4,869,750**	**100**	**3,443,117**	**100**
s66	DEFERRED TAXES	4,685,338	96	3,384,443	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	111,948	2	27,288	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	72,464	1	31,386	1
s79	**CAPITAL STOCK**	**6,637,027**	**100**	**6,637,027**	**100**
s37	CAPITAL STOCK (NOMINAL)	5,098,604	77	5,098,604	77
s38	RESTATEMENT OF CAPITAL STOCK	1,538,423	23	1,538,423	23

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**13,665,648**	**100**	**10,313,960**	**100**
s93	LEGAL RESERVE	464,528	3	464,528	5
s43	RESERVE FOR REPURCHASE OF SHARES	1,102,621	8	1,102,621	11
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,427,212	69	7,186,299	70
s45	NET INCOME FOR THE YEAR	2,671,287	20	1,560,512	15
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-1,069,400**	**100**	**-422,491**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	-124,956	12	463,840	-110
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-58,113	5	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-886,331	83	-886,331	210
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	10,707,950	14,100,022
s73	PENSIONS AND SENIORITY PREMIUMS	103,501	0
s74	EXECUTIVES (*)	66	63
s75	EMPLOYEES (*)	2,373	1,515
s76	WORKERS (*)	4,420	3,739
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	293,900	151,500
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTIEMBRE 30 OF 2008 AND 2007

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**30,551,604**	**100**	**20,674,153**	**100**
r02	COST OF SALES	24,589,957	80	17,030,992	82
r03	**GROSS PROFIT**	**5,961,647**	**20**	**3,643,161**	**18**
r04	GENERAL EXPENSES	1,458,802	5	1,189,867	6
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**4,502,845**	**15**	**2,453,294**	**12**
r08	OTHER INCOME AND (EXPENSE), NET	54,656	0	48,243	0
r06	COMPREHENSIVE FINANCING RESULT	-216,053	0	172,837	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**4,341,448**	**14**	**2,674,374**	**13**
r10	INCOME TAXES	1,250,442	4	766,143	4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,091,006**	**10**	**1,908,231**	**9**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**3,091,006**	**10**	**1,908,231**	**9**
r19	NET INCOME OF MINORITY INTEREST	419,719	1	347,719	2
r20	**NET INCOME OF MAJORITY INTEREST**	**2,671,287**	**9**	**1,560,512**	**8**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**30,551,604**	**100**	**20,674,153**	**100**
r21	DOMESTIC	10,342,791	34	7,428,632	36
r22	FOREIGN	20,208,813	66	13,245,521	64
r23	TRANSLATED INTO DOLLARS (***)	1,921,154	6	1,196,214	6
r08	**OTHER INCOME AND (EXPENSE), NET**	**54,656**	**100**	**48,243**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	63,346	116	48,243	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	8,690	16	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-216,053**	**100**	**172,837**	**100**
r24	INTEREST EXPENSE	29,249	-14	15,763	9
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	136,753	-63	263,642	153
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-323,557	150	4,402	3
r28	RESULT FROM MONETARY POSITION	0	0	-79,444	-46
r10	**INCOME TAXES**	**1,250,442**	**100**	**766,143**	**100**
r32	INCOME TAX	365,957	29	269,734	35
r33	DEFERRED INCOME TAX	884,485	71	496,409	65

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: 03 YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	32,079,184	21,699,848
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	37,364,784	26,797,370
r39	OPERATING INCOME (**)	4,622,504	3,012,407
r40	NET INCOME OF MAJORITY INTEREST (**)	2,824,649	1,644,848
r41	NET CONSOLIDATED INCOME (**)	3,247,417	1,995,600
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	513,652	456,954

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY1 TO SEPTEMBER 30 OF 2008

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**11,409,343**	**100**	**6,509,732**	**100**
rt02	COST OF SALES	9,361,315	82	5,634,576	87
rt03	**GROSS PROFIT**	**2,048,028**	**18**	**875,156**	**13**
rt04	GENERAL EXPENSES	608,864	5	374,357	6
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,439,164**	**13**	**500,799**	**8**
rt08	OTHER INCOME AND (EXPENSE), NET	50,033	0	28,966	0
rt06	COMPREHENSIVE FINANCING RESULT	32,225	0	61,559	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**1,521,422**	**13**	**591,324**	**9**
rt10	INCOME TAXES	503,710	4	224,484	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,017,712**	**9**	**366,840**	**6**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**1,017,712**	**9**	**366,840**	**6**
rt19	NET INCOME OF MINORITY INTEREST	121,305	1	85,443	1
rt20	**NET INCOME OF MAJORITY INTEREST**	**896,407**	**8**	**281,397**	**4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**11,409,343**	**100**	**6,509,732**	**100**
rt21	DOMESTIC	4,106,518	36	2,281,419	35
rt22	FOREIGN	7,302,825	64	4,228,313	65
rt23	TRANSLATED INTO DOLLARS (***)	687,337	6	381,862	6
rt08	**OTHER INCOME AND (EXPENSE), NET**	**50,033**	**100**	**28,966**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	48,008	96	28,966	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	-2,025	-4	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**32,225**	**100**	**61,559**	**100**
rt24	INTEREST EXPENSE	15,069	47	4,950	8
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	8,225	26	112,594	183
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	39,069	121	36,331	59
rt28	RESULT FROM MONETARY POSITION	0	0	-82,416	-134
rt10	**INCOME TAXES**	**503,710**	**100**	**224,484**	**100**
rt32	INCOME TAX	75,166	15	-46,035	-21
rt33	DEFERRED INCOME TAX	428,544	85	270,519	121

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	286,345	150,300

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTIEMBRE 30 OF 2008 AND 2007

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**3,091,006**	**1,908,231**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,848,137	1,150,111
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**4,939,143**	**3,058,342**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-3,015,269	-461,195
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**1,923,874**	**2,597,147**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	553,386	-62
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	2,419,924
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**553,386**	**2,419,862**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-8,783,193**	**-690,796**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-6,305,933	4,326,213
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	7,517,514	2,654,279
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**1,211,581**	**6,980,492**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 03 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**1,848,137**	**1,150,111**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	513,652	456,954
c41	+ (-) OTHER ITEMS	1,334,485	693,157
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-3,015,269**	**-461,195**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-1,712,862	-728,939
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-3,737,615	-218,927
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-146,254
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	2,205,008	764,611
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	230,200	-131,686
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**553,386**	**-62**
c23	+ BANK FINANCING	1,483,366	0
c24	+ STOCK MARKET FINANCING	-56	-62
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	-927,583	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	-2,341	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**2,419,924**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	267,136
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	2,152,788
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-8,783,193**	**-690,796**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	-8,470,226	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-386,585	-470,139
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-164,871
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	73,618	-55,786

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Mexican Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	4,341,448	2,674,374
e02	+ (-)ITEMS NOT REQUIRING CASH	450,000	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	376,899	193,312
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	29,249	15,763
e05	**CASH FLOW BEFORE INCOME TAX**	5,197,596	2,883,449
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-3,367,897	-730,929
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	1,829,699	2,152,520
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-8,646,440	-371,368
e09	**FINANCING ACTIVITIES**	-6,816,741	1,781,152
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	524,137	2,544,650
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-6,292,604	4,325,802
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	-13,329	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	7,517,514	2,654,690
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	1,211,581	6,980,492

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 03 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

DESGLOSE DE MAIN CONCEPTS

(Mexican Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	450,000	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	450,000	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	376,899	193,312
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	513,652	456,954
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-136,753	-263,642
e24	(-)+ OTHER ITEMS	0	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	29,249	15,763
e25	+ACCRUED INTEREST	29,249	15,763
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-3,367,897	-730,929
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-1,712,862	-728,939
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-3,737,615	-218,927
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	13,329	-146,254
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	2,205,008	764,611
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	230,200	-131,686
e32	+ (-) INCOME TAXES PAID OR RETURNED	-365,957	-269,734
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-8,646,440	-371,368
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-8,470,226	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-386,585	-635,010
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	136,753	263,642
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	73,618	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	524,137	2,544,650
e45	+BANK FINANCING	1,483,366	0
e46	+STOCK MARKET FINANCING	-56	-62
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-927,583	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	267,136
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	2,152,788
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-29,249	-15,763
e56	-REPURCHASE OF SHARES	-10,500	0
e57	+ (-)OTHER ITEMS	8,159	140,551

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	6.47		$	4.63	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	6.47		$	4.63	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0	
d08	CARRYNG VALUE PER SHARE	$	46.62		$	40.43	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		0.84	times		1.06	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		6.09	times		5.26	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	10.12	%	9.23	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	13.24	%	9.40	%
p03	NET INCOME TO TOTAL ASSETS (**)	8.86	%	6.99	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-4.16	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.02	times	0.94	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	3.23	times	2.66	times
p08	INVENTORIES TURNOVER (**)	2.90	times	3.22	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	39	days	38	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.05	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	33.08	%	25.62	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.49	times	0.34	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.08	%	33.95	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	153.95	times	155.64	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.08	times	3.66	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.49	times	4.64	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.01	times	2.83	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.47	times	2.46	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	16.90	%	180.18	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

INDUSTRIAS CH, S.A.B. DE C.V.

Tlalnepantla, Estado de México 28 de Octubre de 2008 Industrias CH S.A.B de C. V. reporta el día de hoy sus resultados del tercer trimestre de 2008.

Comparativo de los nueve meses terminados al 30 de septiembre de 2008 vs los nueve meses terminados al 30 de septiembre de 2007.

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 48%, de Ps. 20,674 millones durante los primeros nueve meses de 2007 comparados con Ps. 30,552 millones del mismo período del 2008. El total de toneladas vendidas aumento en un 13% al pasar de 2 millones 306 mil toneladas en los primeros nueve meses de 2007 a 2 millones 612 mil toneladas en el mismo periodo del 2008. Las ventas en el extranjero en los primeros nueve meses de 2007 tuvieron una variación del 52% pasaron de Ps. 13,246 a Ps. 20,209 millones en los primeros nueve meses de 2008. Las ventas nacionales aumentaron el 39% al pasar de Ps. 7,429 millones en los primeros nueve meses de 2007 a 10,343 millones en los primeros nueve meses de 2008.

Costo de Ventas
El costo directo de ventas aumento el 44% de Ps. 17,031 millones en los primeros nueve meses de 2007 a Ps. 24,590 millones en el mismo período de 2008. Con respecto a ventas, en los primeros nueve meses de 2008, el costo representa el 80% comparado contra el 82% del mismo período de 2007. El costo de ventas subió debido al incremento de toneladas embarcadas y al aumento en los precios de las materias primas como chatarra mineral de hierro y energéticos como gas y electricidad.

Utilidad Bruta
La utilidad bruta de la Compañía para los primeros nueve meses de 2007 aumento el 64% a Ps. 5,962 millones comparados con los Ps. 3,643 millones del mismo período de 2008. La utilidad bruta como porcentaje respecto a las ventas netas para los primeros nueve meses de 2008 fue del 20% comparada contra el 18% en el mismo período de 2007. La utilidad bruta aumento debido a que las toneladas vendidas aumentaron un 13%, y a un incremento de 2 puntos porcentuales en el margen bruto.

Gastos de Operación
Los gastos de venta y de administración aumentaron el 23% a Ps. 1,459 millones en los primeros nueve meses de 2008, respecto a los Ps. 1,190 millones del mismo período de 2007, lo cual se explica por la adquisición de Corporación Aceros DM, S.A. de C.V. (CADM), cuyas plantas de producción están ubicadas en San Luis Potosí.

Utilidad de Operación
La utilidad de operación aumento el 84% a Ps. 4,503 millones en los primeros nueve meses de 2008 respecto a los Ps. 2,453 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación representa el 15% en los primeros nueve meses de 2008 mayor al 12% registrado en el mismo periodo de 2007. La utilidad de operación aumento debido a mayores volúmenes de toneladas vendidas, y mayores márgenes de operación.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en los primeros nueve meses de

2008, fue una perdida de Ps. 216 millones comparados con la utilidad Ps. 173 millones para el mismo período del 2007. El efecto negativo se debe a la perdida en cambios de Ps. 323 millones registrada en el transcurso del periodo de 2008, comparada con la utilidad en cambios por Ps 4 millones registrada en el mismo periodo de 2007.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 55 millones durante los primeros nueve meses de 2008 comparados contra otros ingresos netos por Ps. 48 millones por el mismo período de 2007.

Impuesto Sobre la Renta
La Compañía ha registrado un gasto de Ps. 1,250 millones para Impuesto Sobre la Renta durante los primeros nueve meses de 2008, comparados con los Ps. 766 millones de provisión para el mismo período del año anterior. Este aumento se debe principalmente a que la utilidad de operación creció el 84% en el periodo analizado.

Utilidad Neta
La Compañía registró un aumento en la utilidad neta consolidada de 62% a Ps. 3,091 millones en los primeros nueve meses 2008 contra una utilidad neta de Ps. 1,908 millones para el mismo período del año anterior. Aunque se registraron en los primeros nueve meses del 2008 mayores costos de materias primas y energéticos; mayores gastos de operación y mayores perdidas en cambios que en el mismo periodo del 2007, el incremento en volúmenes vendidos y márgenes de operación permitieron un 62% de incremento en la utilidad neta de la empresa.

Comparativo del tercer trimestre de 2008 vs. El segundo trimestre 2008

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 5%, de Ps. 10,909 millones durante el segundo trimestre de 2008 comparados con Ps. 11,409 millones en el tercer trimestre del 2008. Las ventas en toneladas de productos de acero disminuyeron un 4% a 868 mil toneladas en el tercer trimestre de 2008 comparadas con las 901 mil toneladas en el segundo trimestre de 2008. Las ventas en el extranjero en el tercer trimestre de 2008 aumentaron el 1% pasaron a Ps. 7,303 comparadas con Ps. 7,266 millones del segundo trimestre de 2008. Las ventas nacionales aumentaron el 13% al pasar de Ps. 3,643 millones en el segundo trimestre de 2008 a 4,107 millones el tercer trimestre de 2008.

Costo de Ventas
El costo directo de ventas aumento el 11% de Ps. 8,464 millones en el segundo trimestre de 2008 a Ps. 9,361 millones en el tercer trimestre de 2008. Con respecto a ventas, en el tercer trimestre de 2008 el costo representa el 82% comparado contra el 78% del segundo trimestre de 2008. El aumento se debe a mayores precios promedio de las materias primas.

Utilidad Bruta
La utilidad bruta de la Compañía para el tercer trimestre de 2008 disminuyo el 16% a Ps. 2,048 millones comparados con los Ps. 2,445 millones del segundo trimestre de 2008. La utilidad bruta como porcentaje respecto a las ventas netas para el tercer trimestre de 2008 fue del 18% comparada contra el 22 % en el segundo trimestre de 2008.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 35% a Ps. 609 millones el tercer trimestre de 2008 respecto a los Ps. 451 millones del segundo trimestre de 2008. Como porcentaje de las ventas los gastos de operación representan el 5% de la venta en el tercer trimestre de 2008 comparados con el 4% al segundo trimestre del

2008. Este aumento se debió principalmente a la consolidación de 3 meses completos de las operaciones de las plantas de San Luis Potosí por la adquisición de CADM.

Utilidad de Operación
La utilidad de operación disminuyo el 28% de Ps. 1,994 millones en el segundo trimestre 2008 a Ps. 1,439 millones en el tercer trimestre de 2008. Con respecto a ventas, el margen de operación de fue 13% en el tercer trimestre de 2008 comparado con 18% en el segundo trimestre de 2008. Dicho decremento fue generado por el incremento en los precios promedio de las materias primas, mayores gastos de operación y menores volúmenes de venta.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el tercer trimestre de 2008, fue una utilidad de Ps. 32 millones comparados con los Ps. 194 millones de pérdida para el segundo trimestre de 2008. El aumento se debe principalmente a la utilidad en cambios por Ps. 39 millones registrada en el tercer trimestre de 2008, comparada con una perdida en cambios por Ps. 243 millones del segundo trimestre de 2008.

Otros Gastos (Ingresos), neto
La Compañía registró un aumento en otros ingresos netos a Ps. 50 millones de ingresos durante el tercer trimestre de 2008 comparados contra otros gastos netos por Ps. 1 millón por el segundo trimestre de 2008.

Impuesto Sobre la Renta
La Compañía disminuyo su provisión hasta Ps. 504 millones para Impuesto Sobre la Renta durante el tercer trimestre de 2008, comparados con los Ps. 522 millones para el segundo trimestre del 2008.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una disminución en la utilidad neta de 20% a Ps. 1,018 millones en el tercer trimestre de 2008 contra una utilidad neta de Ps. 1,277 millones para el segundo trimestre de 2008. Al comparar el tercer trimestre contra el segundo trimestre del año 2008 se puede observar que menores volúmenes de embarque, así como mayores costos promedio de materias primas y mayores gastos de operación (debidos a la consolidación de Corporación Aceros DM, S.A. de C.V.), generan una disminución en la utilidad neta de la empresa.

Comparativo tercer trimestre de 2008 vs. El tercer trimestre de 2007.

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 75%, de Ps. 6,510 millones durante el tercer trimestre de 2007 comparados con Ps. 11,409 millones del mismo período del 2008. El total de toneladas vendidas aumento en un 20% al pasar de 726 mil toneladas en el tercer trimestre de 2007 a 868 mil toneladas en el mismo periodo del 2008. Las ventas en el extranjero en el tercer trimestre de 2008 tuvieron una variación del 73% pasaron a Ps. 7,303 millones comparadas con Ps. 4,228 millones del tercer trimestre de 2007. Las ventas nacionales aumentaron el 80% al pasar de Ps. 2,281 millones en el tercer trimestre de 2007 a Ps. 4,107 millones el tercer trimestre de 2008.

Costo de Ventas
El costo directo de ventas aumento el 66% de Ps. 5,635 millones en el tercer trimestre de 2007 a Ps. 9,361 millones en el mismo período de 2008. Con respecto a ventas, en el tercer trimestre de 2008, el costo representa el 82% comparado contra el 87% del mismo período de 2007. El costo de ventas aumento debido al incremento en toneladas vendidas y a mayores precios de materias primas como chatarra, mineral de hierro y

energéticos, como gas y electricidad.

Utilidad Bruta

La utilidad bruta de la Compañía para el tercer trimestre de 2008 aumento el 134% a Ps. 2,048 millones comparados con los Ps. 875 millones del mismo período de 2007. La utilidad bruta como porcentaje respecto a las ventas netas para el tercer trimestre de 2008 fue del 18% comparada contra el 13% en el mismo período de 2007. Este crecimiento se debe al aumento de las toneladas vendidas y a un incremento de 5 puntos porcentuales en el margen bruto.

Gastos de Operación

Los gastos de venta y de administración aumentaron el 63% a Ps. 609 millones en el tercer trimestre de 2008, respecto a los Ps. 374 millones del mismo período de 2007, debido principalmente a la adquisición y consolidación de 3 meses completos de CADM.

Utilidad de Operación

La utilidad de operación aumento el 187% a Ps. 1,439 millones en el tercer trimestre de 2008 respecto a los Ps. 501 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación representa el 13% en el tercer trimestre de 2008 mayor al 8% registrado en el mismo periodo de 2007. La utilidad de operación aumento debido a mayores volúmenes de toneladas vendidas, y mayores márgenes de operación.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía en el tercer trimestre de 2008, fue una utilidad de Ps. 32 millones comparados con la utilidad Ps. 62 millones para el mismo período del 2007. Lo anterior se explica al tener Ps. 8 millones de intereses ganados en el tercer trimestre del 2008 comparados con 113 millones de intereses ganados y una perdida de Ps. 82 millones en el resultado por posición monetaria al mismo periodo del 2007.

Otros Gastos (Ingresos), neto

La Compañía registró otros ingresos netos por Ps. 50 millones durante el tercer trimestre de 2008 comparados contra otros ingresos netos por Ps. 29 millones por el mismo período de 2007.

Impuesto Sobre la Renta

La Compañía ha registrado un gasto de Ps. 504 millones para Impuesto Sobre la Renta durante el tercer trimestre de 2008, comparados con los Ps. 224 millones de provisión para el mismo período del año anterior. El aumento se explica por el incremento de 187% que experimento la utilidad de operación.

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta consolidada de 177% a Ps. 1,018 millones en el tercer trimestre de 2008 contra una utilidad neta de Ps. 367 millones para el mismo período del año anterior. El aumento se explica por los incrementos en volúmenes de venta los cuales pudieron mitigar los aumentos en los precios de materias primas y energéticas, así como mayores gastos de operación menores intereses ganados y mayores impuestos.

Resultados por nueve meses

(millones de pesos)	Enero-Septiembre 2008	Enero-Septiembre 2007	Nueve meses de ?08 vs Nueve meses de '07
Ventas	30,552	20,674	48%
Costo de Ventas	24,590	17,031	44%
Utilidad Bruta	5,962	3,643	64%
Gastos Operación	1,459	1,190	23%
Utilidad Operación	4,503	2,453	84%

EBITDA	5,017	2,910	72%
Utilidad Neta	3,091	1,908	62%
Ventas Nacionales	10,343	7,429	39%
Ventas en el Exterior	20,209	13,246	53%
Ventas en Toneladas	2,612	2,306	13%

Resultados por nueve meses

(millones de pesos)	3T '08	2T '08	3T '07	3T '08 vs 2T'08	3T '08 vs 3T '07
Ventas	11,409	10,909	6,510	5%	75%
Costo de Ventas	9,361	8,464	5,635	11%	66%
Utilidad Bruta	2,048	2,445	875	-16%	134%
Gastos Operación	609	451	374	35%	63%
Utilidad Operación	1,439	1,994	501	-28%	187%
EBITDA	1,725	2,158	651	-20%	165%
Utilidad Neta	1,018	1,277	367	-20%	177%
Ventas Nacionales	4,107	3,643	2,281	13%	80%
Ventas en el Exterior	7,303	7,266	4,228	1%	73%
Ventas en Toneladas	868	901	726	-4%	20%

Análisis Volumen, Ventas y precios.

P r o d u c t o	Volumen Miles Tons Ene-Sep. 2008	Ventas Millones de Pesos Ene-Sep. 2008	Precio Promedio Ene-Sep. 2008	Volumen Miles Tons Ene-Sep. 2007	Ventas Millones de Pesos Ene-Sep. 2007	Precio Promedio Ene-Sep. 2007
Aceros Especiales	1,723	20,949	12,158	1,478	14,225	9,624
Tubería	62	915	14,758	92	689	7,489
Perfiles Comerciales	305	3,249	10,652	374	3,020	8,075
Perfiles Estructurales	152	1,645	10,822	174	1,413	8,121
Corrugado	321	3,198	9,963	180	1,229	6,828
Otros	49	596	12,163	8	98	12,250
Total	2,612	30,552	11,697	2,306	20,674	8,965

	Volumen Miles Tons 3T´08	Ventas Millones Pesos 3T´08	Precio Promedio 3T´08	Volumen Miles Tons 2T´08	Ventas Millones Pesos 2T´08	Precio Promedio 2T´08	Volumen Miles Tons 3T´07	Ventas Millones Pesos 3T´07	Precio Promedio 3T´07
Aceros Especiales	576	8,055	13,984	579	7,125	12,305	475	4,424	9,314
Tubería	13	234	18,000	28	432	15,428	27	149	5,518
Perfiles Comerciales	92	1,029	11,185	95	1,175	12,368	113	1,121	9,920
Perfiles Estructurales	40	500	12,500	56	556	9,928	53	420	7,924
Corrugado	127	1,323	10,417	124	1,325	10,685	58	396	6,827
Otros	20	268	13,400	19	296	15,578	0	0	0
Total	868	11,409	13,144	901	10,909	12,108	726	6,510	8,967

Cualquier información proyectada en este documento esta sujeta a varios riesgos,

incertidumbres y suposiciones, las cuales en caso de ser incorrectas pueden causar una variación en los resultados anticipados, estimados y esperados La compañía no asume ninguna obligación para actualizar las proyecciones de información contenidas en este documento.

Industrias CH, S. A. B. de C. V., es una sociedad tenedora de acciones de un grupo de Empresas dedicadas principalmente a la fabricación y venta de Aceros Especiales, Tubería con costura, Varilla, Perfiles comerciales y estructurales para la Industria de la construcción, Industria Automotriz e Industria Manufacturera, tanto en México como en el Extranjero.

Resumen de las principales políticas contables-

a) Políticas y prácticas contables

Los estados financieros adjuntos han sido preparados de conformidad con las Normas Mexicanas de Información Financiera (NIF).

b) Bases de consolidación

Los estados financieros consolidados incluyen los de Industrias CH, S.A.B. de C.V. y los de sus subsidiarias en las que ejerce control. Los saldos y operaciones importantes entre las compañías del grupo se han eliminado en la preparación de los estados financieros consolidados.

Las compañías subsidiarias son las siguientes:

ACCIONARIA 2008	TENENCIA
Aceros CH, S.A. de C.V.	99.99
Aceros y Laminados Sigosa, S.A. de C.V.	99.99
Administración de Empresas CH, S.A. de C.V.	99.99
Administración y Control de la Producción, S.A. de C.V.	99.99
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	75.64
Arrendadora Simec, S.A. de C.V.	75.64
Comercializadora Simec, S.A. de C.V. (antes Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.)	75.64
Compañía Mexicana de Perfiles y Tubos, S.A. de C.V.	99.99
Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG)	75.64
Compañía Siderúrgica del Golfo, S.A. de C.V.	100.00
Compañía Siderúrgica del Pacífico, S.A. de C.V.	75.64
Controladora Simec, S.A. de C.V.	75.64
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	75.64
Grupo Simec, S.A.B. de C.V.	75.64
Holding Protel, S.A. de C.V.	100.00
Industrial Procarsa, S.A. de C.V.	100.00
Industrias del Acero y del Alambre, S.A. de C.V.	75.64
Inmobiliaria Procarsa, S.A. de C.V.	99.99
Inmobiliaria Pytsa, S.A. de C.V.	99.99
Nueva Pytsa Industrial, S.A. de C.V.	100.00
Operadora de Industrias CH, S.A. de C.V.	99.99
Operadora de Metales, S.A. de C.V.	75.64
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	75.64
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	75.64

Operadora ICH, S.A. de C.V.	99.99
Operadora Procarsa, S.A. de C.V.	99.99
Pacific Steel, Inc.	75.64
Procarsa, S.A. de C.V.	99.99
Procesadora Mexicali, S.A. de C.V.	75.64
Pytsa Industrial, S.A. de C.V.	99.99
Pytsa Industrial de Mexico, S.A. de C.V. (antes Procarsa Industrial, S. A. de C. V.	99.99
Pytsa Monclova, S.A. de C.V.	99.99
Recubrimientos Procarsa, S.A. de C.V.	99.99
Servicios CH, S.A. de C.V.	99.99
Servicios Simec, S.A. de C.V.	75.64
Siderúrgica del Golfo, S.A. de C.V.	99.99
Sigosa Aceros, S.A. de C.V.	99.99
Simec International, S.A. de C.V.	75.64
SimRep y Subsidiarias	100.00
Sistemas de Transporte de Baja California, S.A. de C.V.	75.64
Tuberías Procarsa, S.A. de C.V.	99.99
Undershaft Investments, N.V.	75.64
Arrendadora Norte de Matamoros, S.A. de C.V.	75.64
Siderurgica de Baja California, S.A. de C.V. (antes Multimodal Domestica, S.A. de C.V.)	75.64
Tenedora CSG, S.A. de C.V.	75.64
CSG Comercial, S.A. de C.V. (antes TMM America, S.A. de C.V.)	75.64
Comercializadora de Productos de Tlaxcala, S.A. de C.V. (antes TMM Continental, S.A. de C.V.)	75.64
Bastek Investments, B.V.	100.00
Productos Siderurgicos de Tlaxcala, S.A. de C.V. (antes Transporte Integral Domestico, S.A. de C.V.)	100.00
Corporación Aceros D. M., S.A. de C.V.	100.00
Aceros D. M., S.A. de C.V.	100.00
Aceros San Luis, S.A. de C.V.	100.00
Acero Transportes, S.A. de C.V.	100.00
Abastecedora Siderurgica, S.A. de C.V.	100.00
Malla San Luis, S.A. de C.V.	100.00
Aerolineas de Morelia, S.A. de C.V.	100.00
Acero Transportes San, S.A. de C.V.	100.00
Procesadora Industrial San, S.A. de C.V.	100.00
Comercializadora MSan, S.A. de C.V. (antes Qwer, S.A. de C.V.)	100.00
Promotora de Aceros San Luis, S.A. de C.V. (antes Aroproc, S.A. de C.V.)	100.00
Comercializadora Aceros DM, S.A. de C.V. (antes Del-Ucral, S.A. de C.V.)	100.00
Comercializadora Pytsa, S.A. de C.V. (1)	99.99
Lámina y Maquilas del Norte, S.A. de C.V. (1)	99.99
Operadora de Lámina y Maquilas del Norte, S.A. de C.V. (1)	99.99
Operadora de Laminados y Perfiles Monterrey, S.A. de C.V. (1)	99.99
Operadora de Tubería Industrial de Monterrey, S.A. de C.V. (1)	99.99
Servicios Administrativos Sigosa, S.A. de C.V. (1)	99.99
Tubulares y Perfiles Industriales, S.A. de C.V. (1)	99.99

(1) Compañías en suspensión de actividades

c) Reconocimiento de los efectos de la inflación en la información financiera

La compañía reconoció los efectos de la inflación hasta el 31 de Diciembre de 2007,

debido a que la NIF B-10 "Efectos de la inflación". Deja sin efecto al Boletín B-10 y sus cinco documentos de adecuaciones, así como a las circulares relativas y a la INIF 2. Las principales consideraciones que establece esta NIF son; (i) permite el valor de las Unidades de Inversión (UDIS) para determinar la inflación en un período determinado, (ii) se elimina la posibilidad de utilizar costos de reposición en inventarios, e indización específica en el activo fijo, (iii) establece que una entidad debe reconocer efectos de inflación cuando opera en un entorno económico inflacionario (inflación acumulada igual o mayor al 26% en los últimos tres ejercicios). Como consecuencia del entorno inflacionario menor al que establece la NIF B-10, la compañía no reconoció los efectos de la inflación al 30 de septiembre de 2008.

d) Conversión de estados financieros de subsidiarias en el extranjero

Los estados financieros de las subsidiarias en el extranjero fueron convertidos a Moneda nacional de conformidad con la Norma de Informacion Financiera NIF B-15 "conversión de monedas extranjeras". Bajo la Norma de Informacion Financiera NIF B-15, el primer paso en el proceso de conversión de información financiera de las operaciones que se mantienen en el extranjero es la determinacion de la moneda funcional, la cual es en primera instancia la moneda del entorno economico primario de la operacion extranjera; sin embargo, no obstante lo anterior, la moneda funcional puede diferir de la local o de registro, en la medida que ésta no represente la moneda que afecta primordialmente los flujos de efectivo de las operaciones en el extranjero. Los estados financieros de las empresas en el extranjero fueron convertidos a moneda nacional, mediante el siguiente procedimiento:

- Aplicando el tipo de cambio a la fecha del balance general consolidado para los activos y pasivos monetarios.
- Aplicando el tipo de cambio histórico a los activos y pasivos no monetarios,asi como las partidas de capital contable.
- Aplicando el tipo de cambio histórico a las partidas de ingresos y gastos del periodo que se informa, excepto por los efectos de los activos y pasivos no monetarios en los resultados del periodo, tales como depreciación y costo de ventas, los cuales se convierten al tipo de cambio histórico utilizado en la conversión de la partida correspondiente del balance general.

La diferencia resultante de este proceso, del proceso de consolidación y de aplicar el metodo de participación, se reconocio como efecto acumulado por conversión formando parte de la utilidad (perdida) integral en el capital contable.

e) Efectivo y equivalentes

El efectivo y sus equivalentes están representados principalmente por depósitos bancarios e inversiones de alta liquidez, con vencimientos no mayores a 90 días, y se presentan valuadas a su costo de adquisición más intereses devengados, importe que es similar al valor de mercado de esas inversiones.

f) Inventarios y costo de ventas, estimación para inventarios de lento movimiento y obsolescencia

Las subsidiarias nacionales valúan el inventario inicialmente a costo promedio y posteriormente se ajusta al valor de mercado o valor de reposición, el menor. Las subsidiarias en el extranjero valúan sus inventarios a últimas entradas, primeras salidas (UEPS) y posteriormente son ajustados a valor de mercado o reposición.

Los valores son determinados sobre las siguientes bases:

Productos terminados, en proceso y billet- Al costo directo de la última producción del

mes.

El costo de ventas representa el costo de reposición de los inventarios al momento de la venta, expresado en pesos de poder adquisitivo al cierre del ejercicio más reciente que se presenta.

Materias primas- De acuerdo a los precios de compra que regían en el mercado a la fecha del balance general consolidado.

Materiales, refacciones y rodillos- Al costo histórico actualizado por los índices de inflación de la industria del acero.

La Compañía clasifica como inventarios a largo plazo, los rodillos y refacciones que, de acuerdo a datos históricos y tendencias de producción, no se utilizarán en el corto plazo (un año).

La estimación de lento movimiento, obsolescencia e inventario dañado, se determina considerando el costo del reproceso de los inventarios de materiales y productos terminados cuya rotación es mayor a un año.

g) Instrumentos Financieros Derivados.

La Compañía utiliza instrumentos financieros derivados, principalmente para compensar la exposición a la variabilidad de los precios del gas natural. Los instrumentos financieros derivados utilizados por la Compañía consisten en contratos de swap de gas natural. El valor es reconocido en el balance general a su valor razonable. Dado que en los cambios en los flujos de efectivo del swap son altamente efectivos en mitigar la exposición a la variabilidad en el precio del gas natural, este derivado califica como instrumento financiero derivado de cobertura de tipo de flujo de efectivo, y por ende, el valor razonable del swap se registra en la cuenta de utilidad integral en el capital contable.

Al 30 de septiembre de 2008, la Compañía cuenta con diversos contratos de cobertura de gas, que se encuentran valuados y reconocidos segun la norma de informacion financiera C-10.

h) Inmuebles, maquinaria y equipoLos inmuebles, maquinaria y equipo quedaron registrados al costo de adquisición y se actualizaron mediante factores derivados del INPC hasta el 31 de diciembre de 2007, excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualizó utilizando los índices inflacionarios del país de origen y las variaciones de los tipos de cambio en relación con el peso; conforme la nueva norma de información financiera B-10; de reconocimiento de los efectos de la inflación en un escenario no inflacionario.

El resultado integral de financiamiento (RIF), el cual incluye (i) el costo del interés (ii) cualquier fluctuación cambiaria derivado de moneda extranjera y (iii) el efecto por posición monetaria correspondiente a activos en periodo de construcción o instalación, se capitaliza como parte del valor de los activos y se actualizó con un factor derivado del INPC desde la fecha de capitalización hasta el cierre del ejercicio 2007 y se amortiza en el plazo promedio de depreciación de los activos correspondientes. El monto del resultado integral de financiamiento capitalizable es el resultante de aplicar la tasa de capitalización promedio ponderada de los financiamientos al promedio ponderado de las inversiones en activos calificables durante su período de adquisición. En el caso de financiamiento en moneda extranjera el resultado integral de financiamiento incluye adicionalmente a las utilidades y pérdidas cambiarias correspondientes, netas de los efectos por valuación de los instrumentos de

cobertura asociados con dichos financiamientos.

La depreciación de los inmuebles, maquinaria y equipo se calcula por el método de línea recta, de acuerdo con la vida útil estimada de los activos correspondientes.

El valor de los inmuebles, maquinaria y equipo se revisa cuando existen indicios de deterioro en el valor de dichos activos. Cuando el valor de recuperación, que es el mayor entre el precio de venta y su valor de uso, (valor presente de flujos de efectivo futuros) es inferior el valor neto en libros, la diferencia se reconoce como una pérdida por deterioro.

i) Arrendamientos

Cuando los riesgos y beneficios inherentes a la propiedad del activo arrendado permanecen sustancialmente con el arrendador, se clasifican como arrendamientos operativos y las rentas devengadas se cargan a resultados conforme se incurren.

j) Activos intangibles

Los activos intangibles de vidas útiles definidas se amortizan considerando el valor actualizado de los activos mediante el método de línea recta y con base en su vida útil estimada. Los costos de activos intangibles de vida indefinida no son sujetos a amortización.

Se tiene la política de revisar el valor de los activos intangibles de vida definida cuando existen indicios de deterioro en el valor de dichos activos. Cuando el valor de recuperación, que es el mayor entre el precio de venta y su valor de uso (entendido como el valor presente de flujos de efectivo futuros), es inferior el valor neto en libros, la diferencia se reconoce como una pérdida por deterioro.

No obstante a lo anterior, se efectúan pruebas de deterioro de manera anual sobre los activos intangibles con una vida indefinida, aún y cuando estos no están disponibles para su uso, así como aquellos intangibles con vida definida cuyo periodo de amortización exceda de veinte años desde la fecha en que estuvieron disponibles para su uso.

k) Pasivos, provisiones, pasivos contingentes y compromisos

Los pasivos por provisiones se reconocen cuando (i) existe una obligación presente (legal o asumida) como resultado de un evento pasado, (ii) es probable que se requiera la salida de recursos económicos como medio para liquidar dicha obligación, y (iii) la obligación pueda ser estimada razonablemente.

Cuando el efecto del valor del dinero a través del tiempo es significativo, el importe de la provisión es el valor presente de los desembolsos que se espera sean necesarios para liquidar la obligación. La tasa de descuento aplicada es antes de impuestos y refleja las condiciones de mercado a la fecha del balance general y, en su caso, el riesgo específico del pasivo correspondiente. En estos casos, el incremento en la provisión se reconoce como un gasto por intereses.

Las provisiones por pasivos contingentes se reconocen solamente cuando es probable la salida de recursos. Asimismo, los compromisos solamente se reconocen cuando generan una pérdida.

l) Primas de antigüedad y beneficios por terminación laboral

Las primas de antigüedad y beneficios por terminación que se cubren al personal se determinan con base en lo establecido en la Ley Federal del Trabajo

Los beneficios por primas de antigüedad y beneficios por terminación, a que tienen derecho los trabajadores por ley, se reconocen en los resultados de cada ejercicio, con base en cálculos efectuados por actuarios independientes mediante el método de crédito unitario proyectado, utilizando hipótesis financieras netas de inflación del valor presente de esta obligación. La amortización del costo de los servicios anteriores que no se ha reconocido, se basa en la vida de servicio remanente estimada del personal.

m) Impuesto diferidos

Los impuestos diferidos se determinan por el método de activos y pasivos. Bajo este método, a todas las diferencias temporales que surgen entre los valores contables y fiscales de los activos y pasivos, se les aplica la tasa del Impuesto Sobre la Renta (ISR) o del impuesto empresarial a tasa única (IETU), según corresponda vigente a la fecha del balance general o bien, aquellas tasas aprobadas a esa fecha y que estarán vigentes al momento en que se estiman que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

Los activos por impuestos diferidos se evalúan periódicamente, creando en su caso una estimación sobre aquellos montos por los que no existe una alta probabilidad de recuperación.

El efecto inicial acumulado de impuesto sobre la renta diferido que se presenta en el capital contable, representa el efecto del reconocimiento de impuestos diferidos acumulados a la fecha en que se adoptó esta norma contable.

En el caso de la participación de los trabajadores en las utilidades (PTU), únicamente se da el tratamiento de impuestos diferidos a las diferencias temporales que surgen de la conciliación entre la utilidad del ejercicio y la renta gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio futuro, y no exista algún indicio de que los pasivos o los beneficios no se puedan materializar.

n) Crédito diferido

Debido a que las NIF no establecen un tratamiento específico, la Compañía aplicó de manera supletoria el EITF 98-11 "Tratamiento contable de las diferencias temporales en ciertas transacciones de compra que no son consideradas una adquisición de un negocio", respecto a la compra de Operadora de Apoyo Logístico, S.A. de C.V. y Holding Protel, S.A. de C.V. Dicho pronunciamiento fue emitido en EUA por el "Emerging Issues Task Force" y publicado el 24 de septiembre de 1998. El crédito diferido se obtiene de la diferencia entre la cantidad pagada y el valor del capital contable al momento de la compra.

El crédito diferido es amortizado contra los resultados del ejercicio en la misma proporción al aprovechamiento del beneficio fiscal que da origen al mismo.

ñ) Costos ambientales

Con base en la información disponible, la Compañía registró un pasivo para cubrir el costo de remediación ambiental que se estima razonable incurrir en el futuro. La

estimación de la reserva está determinada con base a la información actualmente disponible y tecnología existente, con base a las leyes y regulaciones vigentes y considera los efectos de la inflación y otros factores sociales y económicos que pudieran afectar la estimación en los términos del Boletín C-9, "Pasivos, provisiones, activos y pasivos contingentes y compromisos".

o) Reconocimiento de ingresos

Los ingresos por ventas se reconocen en el momento en el cual se transfiere al cliente la propiedad de los productos, lo cual ocurre cuando los clientes reciben y aceptan las mercancías que les fueron embarcadas.

La Compañía registra las provisiones necesarias para reconocer los gastos por fletes, las devoluciones y los descuentos sobre ventas, al momento en que se reconocen los ingresos relativos, los cuales se deducen de las ventas en los estados de resultados, o se incluyen en los gastos de venta, según corresponda.

p) Concentración de riesgo

Los excedentes de efectivo se invierten en depósitos a plazo en instituciones financieras con buenas calificaciones crediticias. Con respecto a las operaciones mexicanas los productos de la Compañía se comercializan con un gran número de clientes, sin que exista concentración importante en algún cliente específico, la base de clientes es amplia y geográficamente diversa.

q) Uso de estimaciones

La preparación de estados financieros, requiere que la administración de la Compañía efectúe estimaciones razonables que pueden afectar los importes reportados de activos y pasivos y la revelación de activos y pasivos contingentes a la fecha de los estados financieros y los importes de ingresos y gastos reportados que surgen durante el ejercicio. Los resultados reales pudieran diferir de estas estimaciones.

La Compañía ha efectuado estimaciones contables significativas con respecto a las estimaciones de valuaciones para cuentas por cobrar, inventarios, activos de larga duración, activos y pasivos de impuestos sobre la renta diferidos, instrumentos financieros, pasivos y obligaciones laborales y ambientales.

r) Fluctuaciones cambiarias

Las operaciones en moneda extranjera se registran al tipo de cambio aplicable a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance general. Las diferencias cambiarias entre la fecha de celebración y las de su cobro o pago, así como las derivadas de la conversión de los saldos denominados en monedas extranjeras a la fecha de los estados financieros, se aplican a resultados.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Operadora de Industrias CH, S.A. de C.V.	Compra Venta, Distrib. y Maquila de Tubo	50	99.99
Servicios CH, S.A. de C.V.	Prestación de toda Clase de Servicios	1	99.99
Aceros CH, S.A. de C.V.	Comerc. en Gral. de Toda Clase de Aceros	50	99.99
Cia. Mexicana de Perfiles y Tubos, S.A. de C.V.	Fabricacion de Perfiles y Tubulares	445,000	99.99
Inmobiliaria Pytsa, S.A. de C.V.	Arrendamiento de Bienes Inmubles	50,000	99.99
Procarsa, S.A. de C.V.	Fabricación y Exportación de Tubería	123,628,404	99.99
Inmobiliaria Procarsa, S.A. de C.V.	Arrendamiento de Bienes Inmuebles	50,000	99.99
Tuberias Procarsa ,S.A de C.V.	Fabricación y Exportación de Tubería	588,927,239	99.99
Operadora Procarsa, S.A. de C.V.	Compra Venta, Dist., y Maquila de Tubo	15,000	99.99
Siderurgica del Golfo, S.A. de C.V.	Fabricación de Angulo y Solera	12,117,550	99.99
Sigosa Aceros, S.A de C.V.	Compra Venta y Dist de Angulo y Acero	32,629,700	99.99
Servicios Administrativos Sigosa, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Pytsa Monclova, SA de C.V.	Fabricación de Tubos y Perfiles	50,000	99.99
Grupo Simec, S.A.B. de C.V. y Subsidiarias.	Manf. y Venta de Prod. Siderúrgicos	474,393,215	75.64
Operadora ICH, S.A de C.V.	Fabricación de Aceros Especiales	45,000	99.99
Administracion de Empresas CH, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Pytsa Industrial, S.A de C.V.	Fabricacion de Perfiles y Tubulares	1,000,000	99.99
Aceros y Laminados Sigosa, S.A de C.V.	Compra Venta y Dist. de Angulo y Solera	39,579,700	99.99
Pytsa Indstrial de México, S. A. de C. V.	Materiales Metalicos Para la Construcció	50,000	99.99
Administración y Control de la Producción, S.A de	Prestación de Toda Clase de Servicios	50,000	99.99
Comercializadora Pytsa, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Sim Rep Corporation	Tenedora de Acciones	1,000	100.00
Holding Protel , S.A de C.V.	Tenedora de Acciones	90,273,151	100.00
Industrial Procarsa, S.A de C.V.	Fabricación y Exportación de Tubería	49,857,883	100.00
Cia. Siderurgica Del Golfo, S.A de C.V.	Compra Venta y Dist. de Angulo y Solera	23,264,129	100.00
Nueva Pytsa Industrial, S.A . de C.V.	Comerzializadora de Lamina en Rollo	13,318,498	100.00
Bastek Investments, B.V.	Tenedora de Acciones	200	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
Banco Inbursa, S. A.	NOT	29/05/2008	29/05/2009	Libor + 1.45							0	323,757	0	0	0	0
GE Capital	NOT			Libor + 0.25							0	232,026	0	0	0	0
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	555,783	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 03 YEAR: 2008

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
Medium Term	NOT	20/08/1993	15/12/1998	9.33							3,226	0	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	0	0	0	0	0	3,226	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
diversos	NOT APPLIED				1,048,876	0	0	0	0	0						
diversos	NOT										0	152,963	0	0	0	0
diversos	NOT										0	3,550 220	0	0	0	0
	YES										0	0	0	0	0	0
TOTAL SUPPLIERS					1,048,876	0	0	0	0	0	0	3,703,183	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
diversos	NOT APPLIED				1,454,757	0										
diversos											0	0				
TOTAL					1,454,757	0	0	0	0	0	0	0	0	0	0	0
TOTAL					2,503,633	0	0	0	0	0	3,226	4,258,966	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**387,266**	**4,179,338**	**1**	**16**	**4,179,354**
LIABILITIES POSITION	**438,681**	**4,734,200**	**304**	**3,279**	**4,737,479**
SHORT-TERM LIABILITIES POSITION	438,681	4,734,200	304	3,279	4,737,479
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**-51,415**	**-554,862**	**-303**	**-3,263**	**-558,125**

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DE BERA SER MENOR A 1.0 VECES.
B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.
C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

ACTUAL SITUATION OF FINANCIAL LIMITED

PAPEL A MEDIANO PLAZO (MEDIM TERM NOTES)

SITUACION ACTUAL
A) SE CUMPLIO LA RELACION ES 2.48
B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.32
C) SE CUMPLIO EL RESULTADO ES 158.14
EL SALDO DEL CAPITAL AL 30 DE SEPTIEMBRE DE 2008 ASCIENDE A PS. 3,226 (302,000 DOLARES).

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100	0.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD DE TUB CON COSTURA DE	176	53.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD DE TUB CON COSTURA DE	100	64.00
PLANTA DE LAM MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480	83.00
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250	88.00
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460	88.00
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380	69.00
PLANTA DE ACERIA EN LORAIN	PEODUCCION DE BILLET	1,150	87.00
PLANTA LORAIN (Laminacion)	PRODUCCION Y VENTA DE ACERO	840	79.00
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	85.00
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125	79.00
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70	52.00
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	60	51.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA, PLANTAS EN USA	DIVERSOS	Importación	NO	20.00
CHATARRA, PLANTAS EN MEXICO	DIVERSOS	Nacional		20.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A. T	Nacional		4.00
PALANQUILLA	DIVERSOS	Nacional		4.00
COKE, PLANTAS EN USA	IMR METALLURGICAL, DUFERCO	Importación	NO	10.00
PELLETS, PLANTAS EN USA	CLIFF SALES COMPANY, US STEEL	Importación	NO	8.00
FERROALEACIONES, PLANTAS EN US	DIVERSOS	Importación	NO	8.00
FERROALEACIONES, PLANTAS EN ME	DIVERSOS	Nacional		4.00
ELECTRODOS, PLANTAS USA	SGL, CARBON,	Importación	NO	2.00
ELECTRODOS, PLANTAS EN MEXICO	DIVERSOS	Nacional		2.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 03 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	2	21,035	0.00		FORJA DE MONTERREY
TUBERIA DE ACERO C	41	548,795	0.00		TUVAPASA
PERFILES COMERCILAES	136	1,560,038	0.00		GRUPO COLLADO
PERFILES ESTRUCTURA	115	1,275,066	0.00		DIS ACERO IBARRA
CORRUGADO	236	2,464,909	0.00		FORTACERO
SOLERAS	104	1,019,209	0.00		OP DE PROCESO DE ACE
BARRAS MACIZAS	249	2,674,867	0.00		ACEROS LA FAMA
LAMINA ROLADA	24	196,611	0.00		
BILLET	20	183,340	0.00		
MALLA	9	98,365	0.00		
CASTILLOS	6	76,093	0.00		
ALAMBRON	7	81,143	0.00		
OTROS	3	143,320	0.00		
FOREIGN SALES					
	0	20,208,813	0.00		
TOTAL		30,551,604			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **03** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	2	13,354			KREHER STEEL
TUBERIA DE ACERO	21	366,052			LB FOSTERCO
PERFILES COMERCILAES	45	442,004			SIGOSA STEEL
PERFILES ESTRUTURA	37	370,395			
CORRUGADO	85	733,392			
BARRAS MACIZAS	37	414,523			
SOLERAS	20	228,030			
FOREIGN SUBSIDIARIES					
BARRAS EN CALIENTE	771	9,927,650			
BARRAS EN FRIO	106	1,842,046			
SEMITERMINADOS REDON	311	3,223,520			
SEMITERMINADOS OTROS	225	2,647,847			
TOTAL		20,208,813			

NOTES

Los proyectos en proceso al 30 de Septeimbre de 2008 son los siguientes:

Proyectos en Proceso	Monto Invertido	Grado de Avance	Fecha de Conclusion
Recubrimiento Interior Para Tuberia	3,207	98 %	Dic 2008
Ranuradora de Tuberia	1,040	80 %	Dic 2008
Molino 48 Para Tuberia	5,019	99 %	Dic 2008
Comunicaciones	302		
Comedor	766		
Diversos proyectos en Republic	220,791		
Diversos proyectos en Mexicali	144,148		
Diversos proyectos en Guadalajara	39,653		
Diversos proyectos en Tlaxcala	18,702		
Diversos proyectos en Grupo San	3,760		
Total al 30 de Septiembre de 2008	437,388		

NIF B-15, Conversión de monedas extranjeras

En noviembre de 2007 el CINIF emitió la NIF B-15, Conversión de monedas extranjeras, la cual entra en vigor para los ejercicios que comienzan el 1 de enero de 2008. Esta NIF sustituye al Boletín B-15, Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras, a partir de su vigencia.

Esta norma incorpora los conceptos de moneda de registro, moneda funcional y moneda de informe, razón por la cual desaparecen los conceptos de operación extranjera integrada y entidad extranjera manejados en el Boletín B-15. La moneda de registro se define como aquella en la cual se mantienen los registros contables, y la moneda funcional es aquella en la que se generan los flujos de efectivo, y la moneda de informe es la utilizada para presentar estados financieros.

Derivado de la adopción de los conceptos anteriores, esta norma establece los procedimientos para la conversión de la información financiera de las operaciones que las compañías mantengan en el extranjero, de su moneda de registro a su moneda funcional, y de ésta a su moneda de informe.

Bajo la NIF B-15, el primer paso en el proceso de conversión de información financiera de las operaciones que se mantienen en el extranjero es la determinación de la moneda funcional, la cual es en primera instancia la moneda del entorno económico primario de la operación extranjera; sin embargo, no obstante lo anterior, la moneda funcional puede diferir de la local o de registro, en la medida que ésta no represente la moneda que afecta primordialmente los flujos de efectivo de las operaciones en el extranjero.

En el caso de la compañía la moneda funcional no difiere de la moneda de registro, por lo que los estados financieros se convirtieron como sigue: a) los activos y pasivos monetarios mediante la aplicación de los tipos de cambio de cierre; b) los activos y pasivos no monetarios, así como las partidas de capital contable al tipo de cambio histórico; y c) los ingresos, costos y gastos a tipo de cambio histórico, excepto por los efectos de los activos y pasivos no monetarios en los resultados del periodo, tales como depreciación y costo de ventas, la cuales deberán convertirse al tipo de cambio histórico utilizado en la conversión de la partida correspondiente del balance general. La diferencia resultante de este proceso, del proceso de consolidación y de aplicar el método de participación, se reconoció como efecto acumulado por conversión formando parte de la utilidad (pérdida) integral en el capital contable.

El procedimiento anterior es aplicable a operaciones cuyas actividades se realicen en un entorno no inflacionario. En el caso de que las operaciones extranjeras se lleven a cabo en un entorno inflacionario, la NIF B-15 requiere que antes de efectuar la conversión se conozcan los efectos de la inflación financiera de conformidad con la NIF B-10, utilizando los índices de precios del país donde se lleven a cabo las operaciones en el extranjero. Una vez que los efectos inflacionarios hayan sido reconocidos en la moneda de registro, los activos, pasivo y capital se convertirán utilizando el tipo de cambio de cierre, las partidas de resultados deberán convertirse al tipo de cambio de cierre, y cualquier diferencia resultante de este proceso, del proceso de consolidación o de aplicar el método de participación, debe de

reconocerse como el efecto acumulado por conversión que formará parte de la utilidad (pérdida) integral en el capital contable.

La NIF B-15 establece que en la presentación de estados financieros comparativos se deberá considerar el entorno económico de la entidad informante, ya que si ésta se encuentra en un entorno económico no inflacionario, los estados financieros de periodos anteriores que se incluyan en forma comparativa, se presentarán sin modificar la conversión efectuada al momento de su emisión; sin embargo, si la entidad informante opera en un entorno económico inflacionario, los estados financieros que se presenten en forma comparativa deben de presentarse en pesos de poder adquisitivo de la fecha de cierre del estado financiero más reciente

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: 03 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	0.00000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 436,574,580

NOTES

R01: DATOS FINANCIEROS PROFORMA

Los siguientes datos financieros pro forma combinados (no auditados), se basan en estados financieros históricos de la compañía ajustados para dar efecto a la adquisición de Grupo San.

Los ajustes pro forma suponen que la adquisición fue realizada al inicio de 2007 y 2008, y estan basados en la información disponible y ciertos supuestos que la administración considera razonables.

Los datos financieros pro forma no pretenden presentar como hubieran resultado las operaciones consolidadas si la adquisición en efecto hubiese ocurrido en esa fecha, ni predecir los resultados de operaciones de la Compañia.

	(miles de pesos) Enero-Septiembre	
	2008	2007
Ventas Netas	33,296	23,739
Utilidad Marginal	6,975	4,391
Utilidad Neta	2,671	1,970

Actualización: 28/octubre/2008 08:10, información vigente.
Inicio
Información Fiscal
Tablas, tasas, tarifas e indicadores fiscales
Tipo de Cambio

Tipo de cambio publicado por el Banco de México en el Diario Oficial de la Federación para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana.

Octubre

Lunes	Martes	Miércoles	Jueves	Viernes	Sábado	Domingo
		1.10.9814	2.10.9811	3.11.1296	4.	5.
6.11.1188	7.11.7667	8.12.1196	9.13.0417	10.12.4433	11.	12.
13.13.0867	14.12.3743	15.12.3450	16.12.7192	17.13.0633	18.	19.
20.12.8475	21.12.7617	22.13.1233	23.13.5592	24. 13.5025	25.	26.
27.13.4000	28.13.3083					

END